UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA will implement the IAS29 accounting standards “Financial Reporting in Hyperinflationary Economies” to its Group entities in Turkey1, with effects from 1st January 2022. The impacts of such implementation will be reflected in the second quarter of 2022 BBVA Group financial statements.

In order to facilitate monitoring the quarterly information of the BBVA Group, attached is a presentation which includes the BBVA Group pro-forma simplified balance sheet and income statement for the first quarter of 2022 applying IAS29 accounting standards. Such presentation also describes the details of the adjustments to the BBVA Group’s financial statements as a result of the implementation of the referred IAS29 standards.

The main impacts calculated on the BBVA Group’s financial statements as of 31 March 2022 are as follows:

●	A positive impact on the Common Equity Tier 1 (fully loaded) ratio of approximately 19 basis points.
●	A negative impact[2] on the BBVA Group’s net attributable profit of approximately -324 million euros.

In 2022, considering the expected annual inflation3 in Turkey, it is envisaged that (i) the earnings contribution of the Group’s entities in Turkey to the BBVA Group’s results will be non-material and (ii) capital and tangible book value will be positively impacted in the coming quarters.

Madrid, June 28, 2022

1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

2 For the calculation of this impact, the exchange rate of 16.28 Turkish Lira per Euro (applicable on 31 March 2022) and the cumulative inflation rate in Turkey in the first quarter of 2022 of 22.8% (published by the Turkish Statistical Institute) have been used.

3 According to BBVA Research estimates, Turkey’s annual inflation rate will be around 60% in 2022, which implies a moderation in the quarterly inflation rate in the coming quarters.

June 28th, 2022 Implementation of IAS 29 to BBVA Turkey Financial Statements

2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this document should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3 Background Information on Hyperinflation Accounting CONTEXT In a hyperinflationary economy, the currency loses purchasing power. Hyperinflationary accounting aims to show the Financial Statements in real terms, allowing for a proper comparison with previous periods. WHEN TO APPLY IT? According to IAS 29, the need to adopt hyperinflationary accounting is determined by the economic environment. Among others, there is one criteria (necessary but not sufficient) that refers to a higher than 100% cumulative inflation in a 3 year period. SITUATION IN TURKEY: As of Feb 2022, cumulative inflation in Turkey during the last 3 years had already surpassed 100%. Audit firms have publicly stated that hyperinflation accounting should be applied in Turkey as of June 30th, 2022. IAS 29 prefers all affected entities to apply it at the same time (previous consensus among stakeholders). BBVA Group will apply hyperinflationary accounting in Turkey1 in 2Q22 with effects from Jan 1st, 2022 according to IAS 29 accounting standard. 1 BBVA will apply IAS 29 to its Group entities in Turkey. IAS 29 will not apply to the operations outside Turkey, in particular to the financial statements of Garanti Bank in Romania and Garantibank International N.V in the Netherlands.

4 Net Monetary Position (NMP) value loss due to the inflation in the period is registered in the P&L (“Other operating income and expenses” heading) with positive adjustment in “Other Comprehensive Income” (OCI). Negative on P&L. Neutral on Equity and Capital. CPI linkers accrual based on current period inflation is registered in “Other Operating Income and Expenses” heading (reclassified from NII) as they are considered a protective asset against inflation, partially offsetting the value loss of the NMP. Re-expression of all P&L headings according to end of period inflation. Re-expressed P&L is converted into € using the closing exchange rate (vs. average FX previously). Hyperinflation Accounting (HA) main implications P&L RE-EXPRESSION Net Monetary Position (NMP) = Monetary Assets—Monetary Liabilities Balance Sheet NON MONETARY ASSETS MONETARY ASSETS including CPI Linkers MONETARY LIABILITIES EQUITY BALANCE SHEET REVALUATION 1st implementation (Jan 1st, 2022): Positive in Equity & Capital (net of tax effect). • Non-Monetary Assets (NMA) revaluation from historical value based on accumulated inflation, with the limit of its fair value. • The value of the inflation linked bonds (CPI linkers) in the Held To Collect portfolio is updated according to the inflation rate by year end 2021 (vs as of Oct’21 previously). On-going quarterly revaluation of NMA based on inflation rate in the period, with the limit of its fair value. Positive in Equity & Capital (net of tax effect). NMP = Net Monetary Position

5

BBVA Turkey hyperinflation accounting impacts as of Mar'22 (*pro-forma*): **Positive on Book Value, Negative on P&L**

Positive impact on Book Value

BBVA Turkey: **Book Value** (€ Mn)


+254 Mn€
3,089
3,343
Mar'22 pre HA
Mar'22 post HA

Negative impact on P&L from the Net Monetary Position loss (neutral on capital), partially offset by CPI linkers revenue

BBVA Turkey: **Net Attributable Profit** (€ Mn)


-324 Mn€
249
130
Accrual in 1Q22 at 22.8% vs. previous 8.8%
-438
-15
-75
1Q22 pre HA
CPI linkers
NMP loss (*)
Rest
1Q22 post HA

As of March 31st, 2022:

- **Net Monetary Position:** ~ **4.7** Bn€
- **CPI linkers portfolio:** ~ **3.6** Bn€

(*) The NMP loss is not tax deductible.

In 2022, earnings contribution from BBVA Turkey is expected to be non material according to our year end inflation forecast (around 60%)

6 Positive impact on Capital from Assets revaluation and other indirect impacts (such as a lower dividend accrual at a 50% pay-out 1) +19 bps BBVA Group: CET1 FL (%) BBVA Group hyperinflation accounting impacts as of Mar’22 (pro-forma): Positive on Capital, Negative on P&L BBVA Group: Net Attributable Profit (€ Mn) Negative impact on P&L -324 Mn€ Non-Monetary Assets revaluation, based on the inflation trend, and P&L generation will continue to be positively reflected on Capital and TBV in the coming quarters (NMP loss in capital neutral) 1 We are currently accruing dividends at 50%, which represents the upper part of our internal dividend policy (according to the ECB mechanism).

7 BBVA Group’s financial goals for 2024 remain unchanged COST-TO-INCOME (%) ROTE (%, annualized) TBV/ share + dividends (YoY, %) 40.7 15.9 12.6 Pre Hyperinflation Accounting in Turkey

8 Key Takeaways BBVA Group will apply hyperinflationary accounting in Turkey in 2Q22 with effects from Jan 1st, 2022 according to IAS 29 accounting standard. Hyperinflation accounting is a reexpression of the financial statements aiming to show them in real terms. Main impacts for BBVA Group pro-forma as of Mar’22 are: Positive impact on Group’s Capital (CET1 FL ratio +19 bps to 12.89%), coming mainly from the revaluation of the Non- Monetary Assets & CPI Linkers. Negative impact on Net Attributable Profit (-324 Mn€ in 1Q22 to 1,326 Mn€), coming from the value loss of the Net Monetary Position (neutral on Equity). In 2022: Earnings contribution from Turkey is expected to be non material. Capital and TBV will continue to be positively affected by the revaluation of non-monetary assets and P&L generation (NMP loss is capital neutral). Our financial goals for 2024 remain unchanged.

Annex I—Detailed P&L impacts of IAS 29

10

BBVA Group - Pro-forma P&L 1Q22

P&L BBVA Group

€Mn

	1Q22 pre HA	HA impact	1Q22 post HA
Net interest income	4,158	-209	3,949
Net Fees and Commissions	1,241	1	1,242
Net Trading Income	580	0	580
Other Income & Expenses	-39	-316	-355
Gross Income	**5,939**	**-524**	**5,416**
Operating Expenses	-2,415	-9	-2,424
Operating Income	**3,525**	**-533**	**2,992**
Impairment on Financial Assets	-738	1	-737
Provisions and Other Gains and Losses	-21	-6	-27
Income Before Tax	**2,766**	**-538**	**2,227**
Income Tax	-788	-116	-904
Non-controlling Interest (*)	-328	330	3
Net Attributable Profit	**1,651**	**-324**	**1,326**

(*) Considering BBVA's stake in the Turkish franchise as of March 31st, 2022 (49.85%).

Note: 1Q22 inflation rate 22.8%. Exchange rate: 16.28 TRY/EUR as of March 31st, 2022.

MAIN P&L IMPACTS:

- **CPI linkers income:** accrual according to the **current period inflation** (22.8% in 1Q22), registered in **"Other Income & Expenses"** heading (+563 Mn€). Part of this income was **previously accrued** in **NII** (-212 Mn€) based on our 1Q22 inflation estimate at the beginning of the year (8.8%).
- **Net Monetary Position: value loss** registered in the **"Other Income & Expenses"** heading (-880 Mn€, non tax deductible) due to inflation rate in 1Q22 (with a positive adjustment in OCIs, so neutral on Equity).
- **Minor P&L impacts** related to: i) re-expression of all P&L headings according to the inflation rate until Mar 31st 2022, ii) conversion of re-expressed P&L into € using the closing exchange rate (vs. average FX previously) and, iii) higher amortization expenses after the non monetary assets revaluation.

11 1Q22 pre HA HA impact 1Q22 post HA Net interest income 706 -209 497 Net Fees and Commissions 132 1 133 Net Trading Income 175 0 175 Other Income & Expenses 15 -316 -301 Gross Income 1,027 -524 503 Operating Expenses -230 -9 -239 Operating Income 797 -533 264 Impairment on Financial Assets -97 1 -96 Provisions and Other Gains and Losses -4 -6 -11 Income Before Tax 696 -538 157 Income Tax -193 -116 -309 Non-controlling Interest (*) -254 330 76 Net Attributable Profit 249 -324 -75 BBVA Turkey—Pro-forma P&L 1Q22 P&L BBVA Turkey—Same HA impacts as in BBVA Group’s P&L €Mn Note: 1Q22 inflation rate 22.8%. Exchange rate: 16.28 TRY/EUR as of March 31st, 2022. (*) Considering BBVA’s stake in the Turkish franchise as of March 31st, 2022 (49.85%).

Annex II—Quarterly Financial Statements: 1Q22 IAS 29 pro-forma

13 BBVA Group. Consolidated balance sheet Balance sheets (Million euros) 31·03·21 30·06·21 30-09-21 31-12·21 31-03-22 Cash, cash balances at central banks and other demand deposits 54,950 61,687 63,232 67,799 70,937 Financial assets held for trading 98,275 102,647 106,505 123.493 112,131 Non-trading financial assets mandatorily at fair value through profit or loss 5.488 5,742 5,874 6,086 6,625 Financial assets designated at fair value through profit or loss 1,110 1,107 1,137 1,092 1,036 Financial assets at fair value through accumulated other comprehensive income 72,771 73,186 69,963 60,421 65,103 Financial assets at amortized cost 363,754 368,026 370,217 372,676 388,031 . Loans and advances to central banks and credit instifllfiOils 16,963 16,947 18,237 18,957 16.750 . Loans and advances to customers 310,683 315.752 316.499 318,939 335,016 . Debt securities 36,108 35,327 35,481 34.781 36,265 Investments in subsidiaries, joint ventures and associates 1.416 1.400 880 900 911 Tangible assets 7,703 7,321 7,291 7,298 7,375 Intangible assets 2,297 2,303 2,271 2,197 2,224 Other assets 109,165 21,874 21 ,891 20,923 21 .471 Total assets I Liabilities and equity 716,929 645,292 649,261 662,885 675,842 Financial liabilities held for trading and designated at fair value through profit or loss 78.477 79,986 80,786 91 ,135 85,960 Other financial liabilities designated at fair value through profit or loss 9,71 4 9,811 9,726 9,683 9,761 Financial liabilities at amortized cost 4 75,813 4 79,618 481 ,662 487,893 504.480 Deposits from central banks and credit institutions 74,123 71 ,645 71 ,507 67,185 73,161 Deposits from customers 331,064 338,795 340,828 349,761 360,716 Debt certificates 57.418 55,047 55,397 55,763 53,540 . Otller financial liabilities 13,208 14,132 13,930 15,183 17,063 Liabilities under insurance and reinsurance contracts 10,325 10,535 10,564 10,865 11,094 Other liabilities 91 ,889 15,398 15,957 14,549 16,289 Total liabilities 666,218 595,348 598,694 614,125 627,585 Total equity 50,711 49,944 50,567 48,760 48,258 Total equity and liabilities 716,929 645,292 649,261 662,885 675,842 General note: figures considering companies in the United States included in the sale agreement signed wth PNC and BBVA Paraguay as Non<urrent Assets and liabilities Held for Sale 31-03-22 pro-forma HA 70,937 112,131 6,625 1,036 65,103 388.413 16.750 335,016 36,647 911 7,628 2,056 21.420 jJJ#j 85,960 9,761 504,480 73,161 360,716 53,540 17,063 11,094 16,338 627,634 48,625 ..

14 BBVA Group. Consolidated Income statement Income statement (Million euros) Net interest income Net fees and commissions Net trading income Dividend income Share of profit/loss of invest. in subsidaries, joint ventures and associates Other products and expenses Gross income Operating expenses Administration expenses Personnel expenses General and administrative expenses Depreciation Operating income lmpaiment on financ ial assets not measured at fair value through profit or loss Provisions or reversal of provisions Other results Profit/( loss) before tax Income tax Profit/( loss) for the year Non-controlling interests 2021 1Q 2Q 3,451 3,504 1,133 1,182 581 503 6 119 -6 0 -11 -205 5,155 5,1 04 -2,304 -2,294 -1 ,996 -1 ,987 -1 ,184 -1 ,187 -812 -800 -309 -307 2,850 2,810 -923 -656 -151 -23 -17 -7 1,759 2,124 -489 -591 1,270 1,533 -237 -239 2022 3Q 4Q 1Q 3,75>3 3,978 4,158 1,203 1,247 1,241 387 438 580 4 46 4 4 3 5 -20 -235 -48 5,33.0 5,477 5,939 -2,378 -2,554 -2,415 -2,064 -2,249 -2 ,109 -1 ,276 -1 ,399 -1 ,240 -788 -850 -869 -314 -305 -306 2,95>3 2,923 3,525 -622 -832 -738 -50 -40 -48 19 7 27 2,299 2,058 2,766 -64-0 -487 -788 1,65>9 1,571 1,978 -259 -230 -328 Net attributable profit excluding non recurring impacts 1,033 1,294 1,4(}0 1,341 1,651 Corporate & discontinued operations Profit/(loss) after tax form discontinued operations (1) Net cost related to the reestructuring process. 177 177 0 -593 103 -696 0 0 0 0 0 0 0 0 0 Net attributable profit 1 ,210 701 1 ,4(}0 1 ,341 1,651 (1} Includes the profit generated by BBVA USA and the rest of the US companies sold to PNC on 1st ofJjune of 2021. 2022 1Q pro-forma HA 3,949 1,242 580 4 5 -363 5,416 -2,424 -2,111 -1 ,241 -870 -313 2,992 -737 -48 20 2,227 -904 1,324 3 mt 0 ..

15 .. Turkey Income statement (Million euros) 2021 2022 2022 1Q 2Q 3Q 4Q 1Q 1Q pro-forma HA Net interest income 530 507 615 719 706 497 Net fees and commissions 154 143 146 122 132 133 Net trading income 126 54 59 175 175 175 Other operating income and expenses 24 34 23 -7 15 -301 Gross income 834 737 842 1,008 1,027 503 Operating expenses -265 -234 -236 -275 -230 -239 Administration expenses -232 -204 -205 -251 -207 -210 Personnel expenses -142 -140 -140 -172 -130 -132 General and administrative expenses -90 -64 -65 -79 -77 -78 Depreciation -34 -30 -31 -24 -23 -29 Operating income 569 503 607 734 797 264 lmpaiment on financial assets not measured at fair value through profit or loss -123 -45 -67 -259 -97 -96 Provisions or reversal of provisions and other results 35 13 12 -26 -4 -11 Profit/( loss) before tax 481 471 551 449 696 157 Income tax -94 -81 -148 -132 -193 -309 Profit/( loss) for the year 387 391 403 316 503 -151 Non-controlling interests -196 -198 -204 -160 -254 76 Net attributable profit 191 193 199 156 249

June 28th, 2022 Implementation of IAS 29 to BBVA Turkey Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 28, 2022
By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla

Title: Head of Investor Relations